Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), October 3, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on June 30, 2022, as the initial tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
26/09/2022	8,645	194.0686	1,677,723.05	—	—	—	—	8,645	194.0686	1,677,723.05
27/09/2022	5,900	197.9804	1,168,084.36	—	—	—	—	5,900	197.9804	1,168,084.36
28/09/2022	8,140	194.3951	1,582,376.11	4,760	189.5491	902,253.72	943,286.69	12,900	195.7878	2,525,662.80
29/09/2022	11,900	190.6408	2,268,625.52	9,143	185.6208	1,697,130.97	1,748,537.99	21,043	190.9026	4,017,163.51
30/09/2022	11,900	190.6909	2,269,221.71	—	—	—	—	11,900	190.6909	2,269,221.71
Total	46,485	192.8801	8,966,030.75	13,903	186.9657	2,599,384.69	2,691,824.68	60,388	193.0492	11,657,855.43

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till September 30, 2022, the total invested consideration has been:
•Euro 72,369,401.37 for No. 373,232 common shares purchased on the EXM
•USD 13,130,098.91 (Euro 13,303,713.84*) for No. 68,344 common shares purchased on the NYSE.

As of September 30, 2022, the Company held in treasury No. 11,506,686 common shares equal to 4.47% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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